Mail Stop 4561

August 7, 2009

Gregory M. E. Spierkel
Chief Executive Officer
Ingram Micro, Inc.
1600 E. St. Andrews Place
Santa Ana, California 92705

> **Re: Ingram Micro, Inc.**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed March 4, 2009**
> **File No. 001-12203**

Dear Mr. Spierkel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant